FORM 18-K/A

AMENDMENT NO. 1

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

ANNUAL REPORT

of

EXPORT DEVELOPMENT CANADA
(An agent of Her Majesty in right of Canada)
(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

SECURITIES REGISTERED*
(As of close of fiscal year)

Names of
	Amounts as to which	exchanges on
Title of Issue	registration is effective	which registered
N/A	N/A	N/A

     Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

WILLIAM R. CROSBIE
Deputy Head of Mission
Minister-Counselor
Canadian Embassy
501 Pennsylvania Avenue, N.W.
Washington, D.C. 20001

Copies to:

ROBERT W. MULLEN, JR. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, N.Y.	MARIE MACDOUGALL Vice President and Treasurer Export Development Canada 151 O’Connor Street Ottawa, Ontario, Canada K1A 1K3

*	The Registrant is filing this Amendment No. 1 to its annual report on a voluntary basis.

SIGNATURE
EXHIBIT INDEX
Fiscal Agency Agreement
Underwriting Agreement
Opinion and Consent of EDC
Consent of Milbank,Tweed,Hadley & McCloy LLP

     This amendment to the Annual Report on Form 18-K of Export Development Canada (“EDC”) for the year ended December 31, 2003 is being filed to include as exhibits to such Form 18-K: (i) the Fiscal Agency Agreement dated as of June 2, 2004 between EDC and Canadian Imperial Bank of Commerce, as fiscal agent, transfer agent, registrar and principal paying agent, (ii) the Underwriting Agreement dated as of May 25, 2004 between EDC and RBC Dominion Securities Inc. and The Toronto-Dominion Bank, as representatives of the several underwriters, (iii) the Opinion and Consent of William Doyle, Senior Legal Counsel of EDC and (iv) the Consent of Milbank, Tweed, Hadley & McCloy LLP, U.S. Counsel for EDC, all of which were prepared in connection with the offering of Cdn.$500,000,000 5.10% Canadian Dollar Bonds due June 2, 2014 (the “Bonds”) described in its Prospectus Supplement dated May 25, 2004 (the “Prospectus Supplement”) to its Prospectus dated June 27, 2002 (the “Basic Prospectus”).

     That portion of the Bonds offered by the Prospectus Supplement and the Basic Prospectus sold or to be sold in the United States or in circumstances where registration of the Bonds is required has been registered under Registration Statements No. 333-90206. Such portion is not expected to exceed an aggregate principal amount of Cdn.$104,000,000. The U.S. dollar equivalent of such aggregate principal amount of Bonds converted at the noon spot rate of the Bank of Canada for conversion of United States dollars to Canadian dollars on May 25, 2004 is $75,576,800. Following the completion of the offering of the Bonds offered by the Prospectus Supplement and the Basic Prospectus, an aggregate of $975,203,200 will remain registered on Registration Statement No. 333-90206.

     The exhibits to EDC’s Annual Report on Form 18-K for the year ended December 31, 2003, as hereby amended, are as follows:

(1)	Supplemental Export Development Canada Information (previously filed).

(2)	Consent of the Auditor General of Canada (previously filed).

(3)	Export Development Canada Annual Report (previously filed).

(4)	Auditor General Power of Attorney (previously filed).

(5)	Fiscal Agency Agreement.

(6)	Underwriting Agreement.

(7)	Opinion and Consent of William F. Doyle, Esq., Senior Legal Counsel of EDC.

(8)	Consent of Milbank, Tweed, Hadley & McCloy LLP.

     It is estimated that the expenses of EDC in connection with the sale of the Bonds will be as follows:

Filing Fee	U.S.	$6,953
Legal		40,000
Reimbursement of Underwriters’ Expenses		36,335
Miscellaneous Expenses		43,885

	U.S.	$127,173

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment number one to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 1st day of June, 2004.

Export Development Canada
/s/ Marie MacDougall
Marie MacDougall
Vice President and Treasurer

EXHIBIT INDEX

(1)	Supplemental Export Development Canada Information (previously filed).

(2)	Consent of the Auditor General of Canada (previously filed).

(3)	Export Development Canada Annual Report (previously filed).

(4)	Auditor General Power of Attorney (previously filed).

(5)	Fiscal Agency Agreement.

(6)	Underwriting Agreement.

(7)	Opinion and Consent of William F. Doyle, Esq., Senior Legal Counsel of EDC.

(8)	Consent of Milbank, Tweed, Hadley & McCloy LLP.